FOR IMMEDIATE RELEASE


For enquiries, please contact:


David Ferm
Director, Investor Relations
Tel: (408) 941 3007, Fax: (408) 941 3107
email: dferm@statsus.com


Elaine Ang
Manager, Investor Relations
Tel: (65) 751 1738, Fax: (65) 755 1585
email: angelaine@stats.st.com.sg


STATS COMMENTS ON BUSINESS OUTLOOK

SINGAPORE -- 22 June, 2000 -- ST Assembly Test Services Ltd (Nasdaq: STTS and
SGX: ST Assembly)("STATS" or the "Company") wishes to provide an update on its business outlook in response to the trading activity of its stock on NASDAQ and on the SGX in Singapore on June 21 and June 22 respectively.

Wafer supply was weaker than expected in April and May. The wafer supply has since recovered.

Said Tan Bock Seng, Chairman and Chief Executive Officer,: "Unfortunately, the wafer supply in April and May was weaker than expected. The wafer supply has come back and our challenge right now is to ensure that we can turn the wafers into finished products for our customers and recognize revenues on a timely basis."

Added Tan Lay Koon, Chief Financial Officer,: "We are obviously disappointed that the wafer supply was weak. We have increased our capacity in this quarter and as a result of the weaker than expected wafer supply, our capacity utilization was lower than expected. This will impact our gross margin."


ABOUT ST ASSEMBLY TEST SERVICES LTD

ST Assembly Test Services Ltd (Nasdaq: STTS and SGX: ST Assembly) is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries, and provides full back-end turnkey solutions to customers world wide. With its principal operations in Singapore and global operations in the United States, United Kingdom and Japan, STATS has particular expertise in testing mixed-signal semiconductors which are used extensively in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional leadframe, advanced leadframe and laminate, including a wide range of ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and the Singapore Exchange on 28 January 2000 and 31 January 2000, respectively.

For more information, visit the Company's website at www.stats.com.sg

Certain of the statements in this press release are forward-looking statements, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 30 March, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.